SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

        ISSUER TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.2)

                            SUPREME INDUSTRIES, INC.
                                (NAME OF ISSUER)

                            SUPREME INDUSTRIES, INC.
                                (NAME OF OFFEROR)

                            SUPREME INDUSTRIES, INC.
                        (NAME OF PERSON FILING STATEMENT)

                CLASS A AND CLASS B COMMON SHARES, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                CLASS A 868607102
                                CLASS B 868607300
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                               HERBERT M. GARDNER
                              CHAIRMAN OF THE BOARD
                            SUPREME INDUSTRIES, INC.
                                  P.O. BOX 237
                               65140 U.S. 33 EAST
                                GOSHEN, IN 46526
                                 (219) 642-3070
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                               VERNON E. REW, Jr.
                          LAW, SNAKARD & GAMBILL, P.C.
                               3200 BANK ONE TOWER
                             500 THROCKMORTON STREET
                             FORT WORTH, TEXAS 76102
                                 (817) 878-6307

                                DECEMBER 21, 2000
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE
                            -------------------------
        TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
        ----------------------                 ----------------------
             $4,500,000                              $900

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 Common Shares of Supreme Industries, Inc. at $3 per share.

**The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $900           Filing party: Supreme Industries, Inc.
Form or Registration No.:  Schedule TO    Date Filed:   December 21, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO relates to the offer by Supreme Industries, Inc., a Delaware corporation (the "Company"), to purchase up to 1,500,000 (or such lesser number as are properly tendered) shares of its Common Stock, $.10 par value (the "Shares"), at prices not greater than $3 per Share and not less than $2-1/4 per Share, net to the seller in cash, without interest thereon, as specified by the stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. The Offer to Purchase and the related Letter of Transmittal were previously filed as Exhibits a(1)(i) and a(1) (ii), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION.

      Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

      The tender offer expired at 5:00 p.m. New York City Time, on January 23, 2001. The Company accepted for payment a total of 123,475 shares of its Common Stock at a purchase price of $3 per share.

ITEM 11. ADDITIONAL INFORMATION.

      Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

      On January 24, 2001, the Company issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit a(5)(vi) to this Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO and is incorporated herein by reference.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a) (5)(vi) Form of Press Release, dated January 24, 2001.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 26, 2001           SUPREME INDUSTRIES, INC.


                                       By: /s/ Herbert M. Gardner
                                       -----------------------------------------
                                       Name: Herbert M. Gardner
                                       Title: Chairman of the Board of Directors

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                       DESCRIPTION
------                       -----------

(a)   (1)(i) Form of Offer to Purchase, dated December 21, 2000.*

      (1)(ii) Form of Letter of Transmittal, dated December 21, 2000; together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

      (1)(iii) Form of Notice of Guaranteed Delivery.*

      (1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated December 21, 2000.*

      (2) Not applicable.

      (3) Not applicable.

      (4) Not applicable.

      (5)(i) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated December 21, 2000.*

      (5)(ii) Form of Letter to Stockholders from Herbert M. Gardner, Chairman of the Board of Directors of the Company, dated December 21, 2000.*

      (5)(iii) Form of Summary Advertisement, dated December 21, 2000.*

      (5)(iv) Form of Press Release, dated December 20, 2000.*

      (5)(v) Form of Response Letter to Securities & Exchange Commission Comments dated January 5, 2001.**

      (5)(vi) Form of Press Release, dated January 24, 2001.

(b) (1) Commitment Letter dated December 20, 2000, between Bank One, NA, successor in interest to NBD Bank, and the Company for funds available under an existing line of credit under the Credit Agreement dated as of April 25, 1994, by and among the Company, Supreme Corporation, a Texas corporation, and NBD Bank.*

(d)   Not applicable.

(g)   Not applicable.

(h)   Not applicable.

---------------
* Previously filed on Schedule TO.
** Previously filed on Amendment No. 1 to Schedule TO